April 28, 2015

David Lin, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The First Bancshares, Inc.
Registration Statement on Form S-3
File No. 333-202920

Dear Mr. Lin:

The First Bancshares, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-202920), pursuant to Rule 461, to Friday, May 1, 2015, at 8:00 a.m., EDT, or as soon thereafter as practicable.

The company notes that it will include the following disclosure on the outside front cover page of a prospectus supplement filed pursuant to Securities Act Rule 424(b) in connection with the Registration Statement: “No securities have been offered pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period ending on and including the date of this prospectus supplement.”

In connection with this request, the company acknowledges that:

o	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dee Dee Lowery
Donna T. (Dee Dee) Lowery
Agent for Service of Process The First Bancshares, Inc.